UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

FREE TRANSLATION

BANCO SANTANDER (BRASIL) S.A.
A publicly-held company with authorized capital
CNPJ/MF No. 90.400.888/0001 -42
NIRE 35 300 332 067

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 29, 2009

Date, Time and Place: October 29, 2009, at 11:15 a.m., at the headquarters of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), situated at Rua Amador Bueno, 474, in the City of São Paulo, State of São Paulo.

Attendance: The undersigned acting members of the Board of Directors were present, under the chairmanship of Mr. Fabio Colletti Barbosa, who invited me, Flavia Zahr Pace, to act as Secretary of the meeting. Board member Gabriel Jaramillo Sanint was absent for justifiable reasons.

Call Notice: The meeting was called was provided for in clause 16 of the Company’s Bylaws.

Agenda: To resolve on (a) approval of the issue by Banco Santander of thirty-five million nine hundred and fifty-five thousand six hundred and forty-eight (35,955,648) Units, within the limit of its authorized capital, by means of a capital increase within the context of the global offering approved at the Board of Directors Meeting held on September 18, 2009 (“Global Offering”) for the issue price of twenty-three reais and fifty centavos (R$ 23.50) per Unit under the Global Offering, which amounts to R$ 0.2238095238 per share, as a result of partial exercise of the option for Units under the Supplementary Allotment in the International Offering by Credit Suisse Securities (USA) LLC, in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR), in accordance with the provisions of article 24 of CVM Ruling No. 400 of December 29, 2003; and (b) an increase in the capital stock of Banco Santander within the limits of its authorized capital.

Resolutions adopted by unanimous opinion: The Banco Santander directors discussed and approved the following issues by unanimous opinion: (a) pursuant to article 5, paragraph 1 of the Bylaws, Banco Santander approved the issue of thirty-five million five hundred and fifty-five thousand six hundred and forty-eight (35,955,648) Units, each representing fifty-five (55) common shares and fifty (50) preferred shares, thus corresponding to one billion nine hundred and seventy-seven million five hundred and sixty thousand six hundred and forty (1,977,560,640) common shares and one billion seven hundred and ninety-seven million seven hundred and eighty-two thousand four hundred (1,797,782,400) preferred shares, within the limit of its authorized capital, in a capital increase carried out within the context of a Global Offering, for the issue price of twenty-three reais and fifty centavos (R$ 23.50) per Unit under the Global Offering, which corresponds to R$ 0.2238095238 per share, as a result of partial exercise of the option for Units under the Supplementary Allotment in the International Offering by Credit Suisse Securities (USA) LLC, in the form of ADSs, represented by ADRs, to be issued by JPMorgan Chase Bank, N.A., in its capacity of depositary institution (“Depositary”), in accordance with the provisions of article 24 of CVM Ruling No. 400 of December 29, 2003. The issue price for each ADR, representing each ADS, was set at US$ 13.4033. The issue price was converted at the US dollar selling exchange rate disclosed by the Central Bank of Brazil through SISBACEN, PTAX 800 transaction, option 5, i.e. R$ 1.7533 on October 6, 2009. As the increase in the capital stock relating to the Global Offering was set into Brazilian currency (Reais) and the price for ADRs was set in US dollars, any currency variations until the paying-up date will be accounted for as financial results; (b) the increase in the Bank’s capital stock was approved within the limit of its authorized capital, excluding the preemptive right of the current shareholders pursuant to article 172, I of Law 6404/76 and to article 5, paragraph 13 of the Bylaws, in the amount of eight hundred and forty-four million nine hundred and fifty-seven thousand seven hundred and twenty-eight reais (R$ 844,957,728.00), by way of issuance of one billion nine hundred and seventy-seven million five hundred and sixty thousand six hundred and forty (1,977,560,640) common shares and one billion seven hundred and ninety-seven million seven hundred and eighty-two thousand four hundred (1,797,782,400) preferred shares, corresponding to the thirty-five million nine hundred and fifty-five thousand six hundred and forty-eight (35,955,648) Units of the Supplementary Allotment, the total funds being channeled into the capital stock account. The Board of Directors verified the subscription and full payment of the shares thus issued by the Depositary, in Brazilian currency. As a result of the capital increase now approved, the Company’s capital stock increased from sixty-one billion nine hundred and sixty-one million one hundred and thirteen thousand six hundred and seventy-four reais and twenty-eight centavos (R$ 61,961,113,674.28), divided into two hundred and ten billion eight hundred and sixty-four million one hundred and seventy-one thousand one hundred and fourteen (210,864,171,114) common registered shares in book-entry form, without par value, and one hundred and eighty-four billion four hundred and four million six hundred and two thousand seven hundred and fifty-one (184,404,602,751) preferred registered shares in book-entry form, without par value, to sixty-two billion eight hundred and six million seventy-one thousand four hundred and two reais and twenty-eight centavos (R$ 62,806,071,402.28), divided into two hundred and twelve billion eight hundred and forty-one million seven hundred and thirty-one thousand seven hundred and fifty-four (212,841,731,754) common registered shares in book-entry form, without par value, and one hundred and eighty-six billion two hundred and two million three hundred and eighty-five thousand one hundred and fifty-one (186,202,385,151) preferred registered shares in book-entry form, without par value, all of the funds relating to payment for the aforesaid shares to be deposited with the Central Bank of Brazil (“Central Bank”) within the period prescribed by law. The Units and their underlying shares shall have the same rights as those conferred on the Units and underlying shares issued by the Bank pursuant to its Bylaws and prevailing laws, their respective holders being assured of full dividend payments and any other benefits declared by the Bank as from the date of Central Bank ratification of this capital increase.

Closing: There being nothing further to transact, the meeting was closed and these minutes were drawn up and signed by all attendees, namely: Fabio Colletti Barbosa – Chairman; and Luiz Carlos da Silva Cantidio Júnior – Vice Chairman.

I hereby certify that this is a true and exact copy of the minutes drawn up in the Book of
Minutes of Board of Directors Meetings.

_______________________________________
Flavia Zahr Pace
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 29, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Director

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Executive Director